                                                                    EXHIBIT 99.1


                  Contact: Carl B. Lehmann, CEO or
                           Jeffrey B. Murphy, CFO
                           RTW, Inc.
                           (612) 893-0403

March 28, 2000

                    RTW, INC. REPURCHASES SHARES FROM ITS MAJORITY SHAREHOLDERS

MINNEAPOLIS, MN -- RTW, Inc. (Nasdaq: RTWI) announced today that it repurchased approximately 1,419,000 shares from a group consisting of David C. Prosser, RTW's founder and a director, certain members of his family, and J. Alexander Fjelstad, an RTW director and former RTW executive (together, the "Prosser Selling Group"). The Company paid $5.19 per share or approximately $7,360,000 to repurchase the shares. After completing the transaction, the combined ownership of Mr. Prosser, members of his family and Mr. Fjelstad was reduced from approximately 52% to 45%. As a result of the transaction, RTW has approximately 10,894,000 shares outstanding.

     In connection with the repurchase, Mr. Prosser retired from the Company, resigned as Chairman and was paid $225,000 as a termination benefit. He is expected to remain as a member of the Company's Board of Directors.

     Additionally, at closing, each member of the Prosser Selling Group entered into a two year standstill and voting agreement under which each agreed, among other things, not to acquire additional securities of RTW and not to initiate or support certain initiatives designed to effect fundamental changes in RTW policy or structure.

     The Company borrowed $8.0 million under to a term loan agreement to fund the repurchase. The term loan is repayable over a five-year period.

     Carl Lehmann, President and Chief Executive Officer said, "Among the alternatives investigated and reviewed by our Board, this transaction best serves the interests of our shareholders and the Prosser Selling Group. It allows RTW to continue pursuing its business plan as an independent company and, based on projections for 2000, should be mildly accretive on an income per share basis during the year. The Prosser Selling Group worked closely with RTW to complete this transaction, and we look forward to their continuing as major shareholders in RTW. The consummation of this transaction should eliminate a level of uncertainty for our shareholders, our employees and our business partners and allow us to focus even more intensely on building value in RTW."

     RTW, Inc. based in Minneapolis, Minnesota, manages disability products and services for employers. Primary among its disability products and services is a workers' compensation management system designed to lower employers' costs and return injured employees to work as soon as possible. RTW, Inc. combines its proprietary management systems, the RTW SOLUTION and ID 15, with insurance products underwritten by an RTW subsidiary, American Compensation Insurance Company. RTW offers its services to employers in Minnesota, Wisconsin, South Dakota, Colorado, Missouri, Illinois, Kansas, Michigan, Indiana, Massachusetts, Connecticut, Rhode Island and New Hampshire.

     Certain items in this release are forward-looking statements, which are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, (i) general economic and business conditions; (ii) interest rate changes; (iii) competition and the regulatory environment in which the Company operates; (iv) claims frequency; (v) claims severity; (vi) the Company's ability to manage both its existing claims and new claims in an effective manner; (vii) the number of new and renewal policy applications submitted by the Company's agents; (viii) the Company's ability to successfully introduce new products and services; (ix) the ability of the Company and its third party providers, agents and reinsurers to adequately address year 2000 issues; and (x) other factors as noted in the Company's filings with the SEC. This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact the Company's future performance.